Exhibit 1

For Release

Compugen Reports Sale of a Portion of its Evogene Holdings

Approximately $3.6 Million received for 1,000,000 Evogene shares

Tel Aviv, Israel, June 30, 2009 – Compugen Ltd. (NASDAQ: CGEN) announced today that it has received approximately $3.6 million from the private sale of 1,000,000 Evogene shares to a single purchaser. The funds generated from this transaction are expected to be used by Compugen for general corporate purposes through mid 2010. After this sale, the Company continues to hold 1,150,000 Evogene shares.

Evogene Ltd. (www.evogene.com) was established as an independent company in 2002 to utilize certain of Compugen’s in-silico predictive discovery capabilities in the agricultural field. Evogene securities are listed for trading on the Tel Aviv Stock Exchange (TASE:EVGN).

Martin Gerstel, Compugen’s Co-CEO said, “The accelerating validation of the power and potential for computational prediction and selection in life science product discovery by both Compugen and Evogene is very impressive. Of course, the path from computational prediction to experimental validation in the target organism is much quicker when dealing with agricultural crops than with humans. However, Compugen has now reached the stage where it is demonstrating, in a growing number of areas of key unmet medical needs, positive results for initial product candidates in animal disease models and other in vivo validation studies. As previously reported, based on this proof of our unique and broad discovery capabilities, we have recently begun discussions with a number of major pharmaceutical and biotech companies regarding various forms of strategic arrangements. As we move forward with these discussions, the funds generated through this sale of a portion of our Evogene holdings provides us with the cash required to fully support our operations through mid next year, even in the absence of any other sources of cash, and without any dilution to Compugen’s shareholders.”

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220